

Mail Stop 3561

January 5, 2018

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

**Re: Corporación América Airports S.A.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 26, 2017
File No. 333-221916**

Dear Mr. Eurnekian:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2017 letter.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 69

1. From pages 57, 59, 205, 206, 209, and 210, we note subsequent to September 30, 2017 new debt has been or will be issued. Please tell us your consideration of presenting the aggregate pro forma effects of these transactions pursuant to Article 11 of Regulation S-X.

Management's Discussion and Analysis, page 72

Liquidity and Capital Resources, page 104

Cash Flows, page 105

Years ended December 31, 2016 and 2015, page 106

Operating Activities, page 106

2. In bullet (ii) you state an increase of U.S. $86.8 million principally resulting from the acquisition of U.S. $83.0 million by unallocated companies of other assets in 2015 increased cash flows from operating activities in 2016. Please clarify what this represents and how it contributed to operating cash flows.

Business, page 117

Main Commercial Customers, page 128

3. We reissue our comment previously issued as an oral comment. The table on page 129 references footnote 1. However, we were unable to locate footnote 1. Please revise accordingly.

Management, page 213

Compensation, page 216

4. Please advise us whether you will include 2017 executive compensation disclosure in your next filing.

You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Rossell
        Greenberg Traurig, LLP